U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1. Name and Address of Reporting Person         Efird, Robbie M.
                                                200 North Elm Street
                                                Greensboro, NC  27401

2. Issuer Name and Ticker or Trading Symbol     Network Systems International,
                                                Inc. (NESI)

3. IRS Number of Reporting Person, if an
   Entity (Voluntary)

4. Statement for Month, Year                    December, 1998

5. If Amendment, Date of Original               N/A

6. Relationship of Reporting Person to Issuer   Director, Officer, 10% Owner
  (Check all applicable)

7. Individual or Joint/Group Filing             __x__ Form filed by one
   (Check Applicable Line)                            Reporting Person
                                                _____ Form filed by more than
                                                      one Reporting Person

Table I - Non Derivative Securities Acquired, Disposed of, or
          Beneficially Owned

1. Title of Security                            Common Stock

2. Transaction Date                             December 31, 1998
   (Month/Day/Year)

3. Transaction Code                             Code:  G
   (Instr. 8)

4. Securities Acquired (A) or
   Disposed of (D)                              Amount:  2,000 shares

   (A) or (D)                                   D
                                                Price:  $5.125

5. Amount of Securities Beneficially
   Owned at End of Month                        2,723,991

6. Ownership form:                              (D) 2,709,491
   Direct (D) or Indirect (I)                   (I)    14,500

7.  Nature of Indirect Beneficial Ownership     14,500 shares held
                                                indirectly by Mr. Efird
                                                for his minor son under
                                                the Uniform Gift to
                                                Minors Act

Table II - Derivative Securities Acquired, Disposed of, or
           Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security                 N/A

2. Conversion or Exercise Price of
   Derivative Security

3. Transaction Date (Month/Day/Year)


4. Transaction Code                             Code:
                                                V:

5. Number of Derivative Securities
   Acquired (A) Or Disposed of (D)

6. Date Exercisable and Expiration Date         Date Exercisable:
   (Month/Day/Year)                             Expiration Date:

7. Title and Amount of Underlying Securities    Title:
                                                Amount of Number of Shares:
8. Price of Derivative Security

9. Number of Derivative Securities Beneficially
   Owned at End of Month

10. Ownership form of Derivative Security:
    Direct (D) Or Indirect (I)

11.  Nature of Indirect Beneficial Ownership


Signature of Reporting Person

/s/ Robbie M. Efird
Robbie M. Efird

Date:  January 11, 1999